Outsite Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Outsite Inc

Balance Sheet Summary

As of December 31, 2025

| | TOTAL | | | |
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)	CHANGE	% CHANGE
ASSETS				
Current Assets				
Bank Accounts	2,483,793.90	226,478.63	2,257,315.27	996.70 %
Accounts Receivable	111,912.21	120,433.02	-8,520.81	-7.08 %
Other Current Assets	275,629.14	492,100.81	-216,471.67	-43.99 %
Total Current Assets	**$2,871,335.25**	**$839,012.46**	**$2,032,322.79**	**242.23 %**
Fixed Assets	72,335.43	101,626.29	-29,290.86	-28.82 %
Other Assets	-108,889.74	-217,790.94	108,901.20	50.00 %
TOTAL ASSETS	**$2,834,780.94**	**$722,847.81**	**$2,111,933.13**	**292.17 %**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable	54,603.59	70,053.55	-15,449.96	-22.05 %
Credit Cards	12,670.84	23,854.17	-11,183.33	-46.88 %
Other Current Liabilities	705,460.95	679,946.25	25,514.70	3.75 %
Total Current Liabilities	**$772,735.38**	**$773,853.97**	**$ -1,118.59**	**-0.14 %**
Long-Term Liabilities	250,235.83	100,000.00	150,235.83	150.24 %
Total Liabilities	**$1,022,971.21**	**$873,853.97**	**$149,117.24**	**17.06 %**
Equity	1,811,809.73	-151,006.16	1,962,815.89	1,299.83 %
TOTAL LIABILITIES AND EQUITY	**$2,834,780.94**	**$722,847.81**	**$2,111,933.13**	**292.17 %**

Outsite Inc

Income Statement

For the Year Ended December 31

	2025	2024
Revenue		
Room Revenue - Direct Bookings	$4,043,600	$4,712,449
Room Revenue - OTA & Other Channels	$1,155,719	$853,447
Ancillary Revenue	$32,393	$87,910
Membership Fees	$535,095	$433,247
License & Management Fees	$272,474	$325,213
Discounts & Credits	($175,097)	($271,733)
Other Revenue	$123,463	$129,038
Total Revenue	**$5,987,647**	**$6,269,571**
Cost of Goods Sold		
Rent & Owner Remittance	$3,398,330	$3,756,936
Property Operating Expenses	$1,304,620	$1,395,964
Commissions & Other	$92,003	$78,917
Total Cost of Goods Sold	**$4,794,953**	**$5,231,817**
Gross Profit	**$1,192,694**	**$1,037,754**
Operating Expenses		
Sales & Marketing	$261,061	$439,046
Operations	$481,656	$482,041
Technology	$150,646	$251,673
Expansion & Design	$163,546	$207,128
General & Administrative	$617,984	$674,628
Other Operating Expenses	$40,435	-
Total Operating Expenses	**$1,715,328**	**$2,054,516**
Net Operating Income (Loss)	**($522,634)**	**($1,016,762)**
Other Income / (Expenses)		
Other Income	$4,593	$213,702
Depreciation	($85,689)	($85,689)
Foreign Exchange Gain / (Loss)	$17,397	$2,050
Income Taxes	($850)	($1,300)
Total Other Income / (Expenses)	**($64,549)**	**$128,763**
Net Income (Loss)	**($587,183)**	**($887,999)**

Prepared on accrual basis.

Statement of Cash Flows

Outsite Inc
January, 2024-December, 2025

Full name	2024	2025	Total
OPERATING ACTIVITIES			
Net Income	-$888,000.73	-$587,184.11	-$1,475,184.84
Adjustments to reconcile Net Income to Net Cash provided by operations:			
10310 Clearing:Airbnb Clearing	$19,015.27	$15,397.56	$34,412.83
10320 Clearing:Booking.com Clearing	$33,919.86	$66,281.26	$100,201.12
10330 Clearing:Cloudbeds Clearing	-$42,062.44	$85,494.21	$43,431.77
10340 Clearing:Other Merchant Clearing	-$12,913.43	-$179,615.37	-$192,528.80
10350 Clearing:Stripe Clearing	$143,726.27	$54,747.38	$198,473.65
10360 Clearing:Mews Clearing		-$2,104.31	-$2,104.31
10370 Clearing:Gift Card Clearing		-$7,822.40	-$7,822.40
10390 Clearing:Cross Settlement Clearing		$57,610.60	$57,610.60
10400 Accounts receivable (A/R)	-$10,000.00	-$37,319.86	-$47,319.86
10410 Accounts Receivable (A/R) - EUR	-$110,433.02	$45,840.67	-$64,592.35
10420 Accounts Receivable (A/R) - DKK	$0.00	$0.00	$0.00
10510 Prepaid expenses:Prepaid Rent	-$118,716.29	$53,489.31	-$65,226.98
10520 Prepaid expenses:Prepaid Insurance		-$2,652.57	-$2,652.57
10820 Less Accumulated Depreciation on Leasehold Improvement	$15,689.04	$15,689.04	$31,378.08
10840 Accumulated Depreciation-F&F, Computer and Office Equipment	$69,999.96	$69,999.96	$139,999.92
13300 Security Deposits:Security Deposits Receivable	$22,500.00	$19,250.00	$41,750.00
13500 Security Deposits:Security Deposits - Puerto Rico		-$10,000.00	-$10,000.00
20000 Accounts Payable (A/P)	$70,053.55	-$15,449.96	$54,603.59
20100.02 House Account Receivables:House Account - Costa Rica / Santa Teresa Maramar	-$17,385.04	-$15,060.44	-$32,445.48
20100.03 House Account Receivables:House Account - Bali - Canggu Pererenan	-$18,669.30	-$20,436.58	-$39,105.88
20100.05 House Account Receivables:House Account - Encinitas/Gardenview	-$26,301.80	-$7,230.03	-$33,531.83
20100.08 House Account Receivables:House Account - Boulder / North Boulder	-$9,978.65	$5,976.98	-$4,001.67
20100.10 House Account Receivables:House Account - Mexico/San Jose del Cabo	-$11,131.81	-$14,797.01	-$25,928.82
20100.11 House Account Receivables:House Account - Manhattan/Murray Hill	$14,579.05	-$41,316.03	-$26,736.98

Tuesday, March 17, 2026 06:26 PM GMT+01:00

Statement of Cash Flows

Outsite Inc

January, 2024-December, 2025

Full name	2024	2025	Total
20100.12 House Account Receivables:House Account - San Francisco / Pacific Heights	-$17,222.62	$98,914.86	$81,692.24
20100.13 House Account Receivables:House Account - Venice Beach/Dell	-$1,421.16	-$10,667.29	-$12,088.45
20100.14 House Account Receivables:House Account - Austin/Bouldin Creek	$1,700.43	-$7,198.76	-$5,498.33
20100.15 House Account Receivables:House Account - Venice Beach/Glyndon	-$160.21	-$25,949.11	-$26,109.32
20100.17 House Account Receivables:House Account - Encinitas/Ponto	$1,805.43	-$16,404.78	-$14,599.35
20100.18 House Account Receivables:House Account - Santa Cruz/Natural Bridges	-$4,341.75		-$4,341.75
20100.19 House Account Receivables:House Account - Austin/Travis Heights	-$2,297.85	$5,360.56	$3,062.71
20100.23 House Account Receivables:House Account - Santa Cruz / Seabright	-$8,265.50		-$8,265.50
20100.24 House Account Receivables:House Account - Costa Rica - Santa Teresa Playa	-$28,962.20	-$11,516.22	-$40,478.42
20100.25 House Account Receivables:House Account - San Diego/North Park	-$6,484.29	-$27,447.52	-$33,931.81
20100.26 House Account Receivables:House Account - Denver - Cheesman Park	-$11,372.39		-$11,372.39
20100.27 House Account Receivables:House Account - Denver - City Park	-$3,895.74		-$3,895.74
20100.30 House Account Receivables:House Account - Los Angeles - Hollywood Hills	-$7,064.74		-$7,064.74
20100.33 House Account Receivables:House Account - Manhattan - Chelsea	-$63,135.33	$32,959.11	-$30,176.22
20100.34 House Account Receivables:House Account - Mexico City - San Miguel Chapultepec	-$29,623.00		-$29,623.00
20100.36 House Account Receivables:House Account - Mexico - Tulum Centro	-$35,456.82		-$35,456.82
20100.37 House Account Receivables:House Account - Mexico City - Colonia Napoles	$11,179.22	$9,207.09	$20,386.31
20100.39 House Account Receivables:House Account - New York - Brroklyn	-$10,832.62		-$10,832.62
20100.40 House Account Receivables:House Account - Nicaragua - San Juan del Sur	-$14,874.88	-$20,434.71	-$35,309.59

Tuesday, March 17, 2026 06:26 PM GMT+01:00

Full name	2024	2025	Total
20100.44 House Account Receivables:House Account - San Juan - Ocean Park	-$24,074.73	-$695.15	-$24,769.88
20100.45 House Account Receivables:House Account - San Diego - Altadena	-$11,020.00		-$11,020.00
20100.46 House Account Receivables:House Account - San Diego - Herman	-$18,772.24		-$18,772.24
20100.47 House Account Receivables:House Account - San Francisco -Mission	-$12,718.99	-$8,934.31	-$21,653.30
20100.48 House Account Receivables:House Account - South Lake Tahoe - Wildwood	-$44,734.78		-$44,734.78
20100.49 House Account Receivables:House Account - Venice Beach - Lincoln	$74.72	$2,714.47	$2,789.19
20100.51 House Account Receivables:House Account - Mexico / oaxaca	-$19,786.27	$4,978.90	-$14,807.37
20100.53 House Account Receivables:House Account - Los Angeles / Hollywood Hills	$0.00		$0.00
20100.54 House Account Receivables:House Account - Medellin / Manila	$14,551.45	-$5,061.68	$9,489.77
20100.55 House Account Receivables:House Account - Medellin / El Tesoro	$6,219.65	-$8,247.50	-$2,027.85
20100.56 House Account Receivables:House Account - Mexico City / Roma Sur	$52,873.12	$34,317.49	$87,190.61
20100.57 House Account Receivables:House Account - San Diego / Golden Hill	$8,710.96	-$8,186.03	$524.93
20100.58 House Account Receivables:House Account - Encinitas / Avocado	$3,848.67	$4,823.84	$8,672.51
20100.59 House Account Receivables:House Account - Puerto Rico / Aguadilla		$23,244.83	$23,244.83
20100.60 House Account Receivables:House Account - Los Cabos / Costa Azul		$5,105.52	$5,105.52
20200 Accrued Expenses	$0.00		$0.00
20210 Accrued Expenses:Accrued House Supplies Expenses	-$37,106.74		-$37,106.74
20215 Accrued Expenses:Accrued Owner Remittances	$75,642.89	$31,211.47	$106,854.36
21000.02 Brex Credit Card#001	$7,414.70	-$11,183.33	-$3,768.63
21000.05 Business Advantage Travel Rewards - 2078 - 1	-$165.95		-$165.95
21100 Payroll Liabilities	$3,473.68	$1,370.00	$4,843.68
21130 Payroll Liabilities:401K Payable	-$215.66		-$215.66
21300 Loyalty Points Liability	-$3,362.23	-$4,512.48	-$7,874.71

Statement of Cash Flows

Outsite Inc

January, 2024-December, 2025

Full name	2024	2025	Total
220 Sales Tax		$19,425.21	$19,425.21
Accounts Payable (A/P) - EUR		$0.00	$0.00
Business Advantage Travel Rewards - 2077 - 1		$0.00	$0.00
California Department of Tax and Fee Administration Payable		$0.00	$0.00
Out Of Scope Agency Payable		$0.00	$0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	-$217,982.55	$243,166.89	$25,184.34
Net cash provided by operating activities	-$1,105,983.28	-$344,017.22	-$1,450,000.50
INVESTING ACTIVITIES			
10600 Advances - Miaou Shelter	-$66,396.00	$66,396.00	$0.00
10740 Furniture and Fixtures	-$32,297.60	-$56,398.14	-$88,695.74
12100 Intercompany - Outsite Europe SAS	$65,451.05	-$27,158.72	$38,292.33
12200 Investment - Levelmemory LDA	$161,442.15	-$81,742.48	$79,699.67
12600 Due to - Levelmemory LDA	$98,997.00		$98,997.00
Net cash provided by investing activities	$227,196.60	-$98,903.34	$128,293.26
FINANCING ACTIVITIES			
22510 Convertible Note	$100,000.00	$100,235.83	$200,235.83
22515 FF&E Loan from Ritchie Velazquez		$50,000.00	$50,000.00
30000 Equity Investment	$31,774.86		$31,774.86
39500 SAFE Note	$699,925.00	$2,550,000.00	$3,249,925.00
Net cash provided by financing activities	$831,699.86	$2,700,235.83	$3,531,935.69
NET CASH INCREASE FOR PERIOD	-$47,086.82	$2,257,315.27	$2,210,228.45

Tuesday, March 17, 2026 06:26 PM GMT+01:00


Outsite Inc
Statement of Changes in Equity


For the Years Ended December 31, 2025 and 2024

(Unaudited, U.S. GAAP — Accrual Basis)

Accounts	2025	2024
Opening Balance of Stockholders' Equity	(151,006)	736,993*
Net Loss	(587,183)	(887,999)
Equity Contributions / Financing	2,550,000	—
Closing Balance of Stockholders' Equity	**1,811,810**	**(151,006)**


Unaudited


Einstein Studios Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Einstein Studios Inc. (the "Company") is a corporation organized on September 11, 2015 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.